December 2, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the 6.00% Series C
Term Preferred Stock (Liquidation Preference $10.00 per share), of RiverNorth/DoubleLine
Strategic Opportunity Fund, Inc., under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com